Exhibit 99.1

The9 Signed a Definitive Share Purchase Agreement to Invest in GenAI LLM Digital Precision
Medicine Platform for Brain Disease WM Therapeutic

Shanghai, China, March 26, 2024

The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that it signed a definitive share purchase agreement (the “Agreement”) with WM Therapeutic Co., Ltd. (“WM Therapeutic”), a company operating Generative AI (GenAI) large language model (LLM) multi-dimensional and multi-omics digital precision medicine platform for brain disease, to purchase an additional 21.7% shares of WM Therapeutic by cash and issuance of The9’s restricted shares. The9 had invested 8.3% shares of WM Therapeutic in 2021. With the signing of this Agreement, The9 will own 30% of WM Therapeutic. The9 is also granted a purchase option to purchase up to 51% of the total shares of WM Therapeutic under certain conditions.

WM Therapeutic develops GenAI large language model brain disease screening platform and digital human personalized psychological consultant, AI precision diagnostic equipment, personalized neuromodulation treatment equipment, Generative AI large language model and AI drug clinical research platform. These products are based on AI multi-dimensional omics data analysis technology, original drug discovery technology and brain-computer interface research technology, cohort research on millions of brain diseases, multi-dimensional omics database, constructing brain disease digital targets and digital pathology models and individual characteristics to achieve clinical precision diagnosis and treatment of central nervous system diseases.

Pursuant to the Agreement, The9 will pay cash consideration of US$1.5 million and will issue 251,290,500 restricted Class A ordinary shares (equivalent to 837,635 ADSs) to WM Therapeutic. The restricted Class A ordinary shares to be issued to WM Therapeutic will be subject to lock-up conditions and will only be released according to the following schedule: (i) when the market capitalization of The9 reaches US$200 million, 4,737,000 Class A ordinary shares (equivalent to 15,790 ADSs) of The9 will be released from the lock-up; (ii) when the market capitalization of The9 reaches US$500 million, 1,894,800 Class A ordinary shares (equivalent to 6,316 ADSs) of The9 will be released from the lock-up, and (iii) when the market capitalization of The9 reaches US$1 billion, 947,400 Class A Ordinary shares (equivalent to 3,158 ADSs) of The9 will be released from the lock-up. The rest of the restricted shares shall be released from the lock-up when either of the following conditions are met: WM Therapeutic completes a qualified IPO and its shares owned by The9 become freely tradable in the open market; or if and when the The9 exercises its super pro-rata right and, as a result, holds a minimum 51% of the then total share capital of WM Therapeutic.

“Currently, in response to the huge unmet clinical needs, our pipeline under development covers depression, anxiety, Alzheimer's disease, bipolar disorder, autism, attention deficit and hyperactivity disorder, and sleep disorders, etc. Our development pipeline for each disease is at different clinical stages. We have established partnerships with world-renowned pharmaceutical companies and insurance companies. As a member of the Johnson & Johnson JLab family, we use the WM-AI drug clinical research platform to assist in the development of new central nervous system drugs. As a WM-digital companion diagnostics product, it helps clarifying disease subtypes, improving the success rate of clinical trials, reducing the cost of new drug development and shortening the time to market for pipelines under development,” said Ms. Yan Gao, Founder and CEO of WM Therapeutic.

As of the date hereof, the total number of issued and outstanding shares of The9 is 1,675,281,127 (equivalent to 5,584,270 ADSs), being the sum of 1,661,673,793 Class A ordinary shares and 13,607,334 Class B ordinary shares.

Safe Harbor Statement

This current report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this current report is as of the date hereof, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

The9 Limited

17 Floor,

No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 aims to become a global diversified high-tech Internet company, and is engaged in blockchain business including the operation of cryptocurrency mining. The9 is also stepping into AI application business in different industries.

Investor Relations Contact

Ms. Connie Sun
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: www.the9.com